Exhibit 99.1

Bilibili Inc. Announces Completion of Equity Offering

SHANGHAI, January 11, 2023 — Bilibili Inc. (NASDAQ: BILI and HKEX: 9626) (“Bilibili” or the “Company”), an iconic brand and a leading video community for young generations in China, today announced the completion on January 11, 2023 of the offering of 15,344,000 American depositary shares (the “ADSs”), each representing one Class Z ordinary share, par value US$0.0001 per share, of the Company (the “ADS Offering”), at US$26.65 per ADS.

The Company expects to complete the exchange of an aggregate principal amount of US$384.8 million of its outstanding 0.50% convertible senior notes due December 2026 (the “Exchange Notes”) to be purchased by Goldman Sachs (Asia) L.L.C. (“Goldman Sachs”) and its applicable affiliate(s), as duly engaged and authorized by the Company, from the holders of such Exchange Notes in privately negotiated transactions for the Company’s issuance of ADSs (the “Notes Purchase”) shortly thereafter. The aggregate purchase price of the Exchange Notes in the amount of US$331.2 million will be funded by the net proceeds from the ADS Offering.

The Company plans to use the remaining net proceeds (after deducting selling commissions) of the ADS Offering in the amount of US$68.8 million to replenish its cash reserve after its repurchases of certain convertible senior notes in the fourth quarter of 2022 and for other working capital purposes.

The ADSs have been offered under the Company’s shelf registration statement on Form F-3 (the “Form F-3”), which was filed with the Securities and Exchange Commission (the “SEC”) and automatically became effective on January 9, 2023. The ADS Offering has been made only by means of a prospectus supplement and an accompanying prospectus included in the Form F-3. The registration statement on Form F-3 and the prospectus supplement are available at the SEC website at: http://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus may be obtained by calling Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the “bullet chatting” feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse interests for young generations in China and the frontier to promote Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 pandemic on Bilibili’s business, results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

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